58.com Reports Fourth Quarter And Fiscal Year 2013 Unaudited Financial Results

BEIJING, February 28, 2014 -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online marketplace serving local merchants and consumers, today reported its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2013.

Fourth Quarter 2013 Financial Highlights

•	Total revenues were US$45.3 million in the fourth quarter of 2013, an 83.2% increase from the same period last year; exceeding guidance of US$41 to US$43 million.

•	Gross margin was 95.4% compared with 89.1% in the same quarter of 2012.

•	Net income was US$10.8 million, compared with a net loss of US$4.8 million in the same quarter of 2012.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.14 and US$0.13. One ADS represents two Class A ordinary shares.

•	Non-GAAP net income was US$11.7 million, compared with non-GAAP net loss of US$4.5 million in the same quarter of 2012.

Fiscal Year 2013 Financial Highlights

•	Total revenues were US$145.7 million in fiscal year 2013, a 67.3% increase from the fiscal year 2012.

•	Gross margin was 94.2% compared with 88.1% in fiscal year 2012.

•	Net income was US$19.6 million, compared with a net loss of US$30.4 million in fiscal year 2012.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.29 and US$0.27.

•	Non-GAAP net income was US$22.4 million, compared with non-GAAP net loss of US$28.7 million in fiscal year 2012.

Shares Outstanding

As of December 31, 2013, the Company had a total of 158,876,693 ordinary shares, equivalent to 79,438,347 ADSs. One ADS represents two ordinary shares. The Company used weighted average ADS or ordinary shares to calculate earnings per ADS and earnings per share.

Management Comments

“I am pleased to report a record setting quarter as we finished 2013 on a strong footing,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “Traffic continued to grow during the quarter, particularly mobile. We continued to grow our revenues as we approach approximately 400,000 paying merchant members. We will continue to invest in R&D, marketing, and our mobile offerings to further penetrate into China’s large local services market and reinforce our leadership position.”

“Our financial results continued to improve as we set a new record for quarterly revenues that exceeded the high end of our earlier guidance for the quarter,” said Mr. Hao Zhou, Chief Financial Officer of 58.com. “Revenues increased 83.2% from the same quarter last year to US$45.3 million. Excluding revenues generated from other services which are non-core services that we have been scaling back since mid-2012, revenues from our core businesses continue to grow at around 90% throughout the four quarters of 2013 as compared with the same period of 2012. Revenues from our online marketing services continued to grow at a faster pace than our membership revenues. This demonstrates the effectiveness of our solid monetization strategy where efficiency increases as our business further scales up.”

Fourth Quarter 2013 Financial Results

Revenues

Total revenues were US$45.3 million, representing an increase of 83.2% from US$24.7 million in the same quarter of 2012.

Membership revenues were US$26.0 million, an increase of 71.4% from US$15.2 million in the same quarter of 2012. The increase was primarily driven by the increase in the number of paying merchant members. The number of paying merchant members during the fourth quarter of 2013 was approximately 393,000, an increase of 72.4% from 228,000 in the same quarter of 2012.

Online marketing services revenues were US$18.9 million, an increase of 115.6% from US$8.8 million in the same quarter of 2012. The increase in online marketing services revenues was primarily attributable to the bidding services and priority listings.

Revenues from other services, which were primarily related to group buying services, were US$0.3 million, a decrease of 55.6% from US$0.8 million in the same quarter of 2012. The Company began significantly scaling back its group buying services in mid-2012.

Cost of Revenues

Cost of revenues was US$2.1 million, a decrease of 23.0% from US$2.7 million during the same quarter of 2012. The year-over-year decline in cost of revenues was primarily driven by the decrease in business tax. Effective on January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the Value Added Tax (‘‘VAT’’) Pilot Program for certain industries in certain regions. Subsidiaries in different regions were affected at different times as the program was rolled out. Most of the Company’s entities were subject to the VAT Pilot Program as of December 31, 2013. The Company’s revenues from these cities became subject to the VAT instead of business tax following the implementation of the Pilot Program. Business tax is included in cost of revenues and revenues, while VAT is netted against revenues.

Gross Profit and Gross Margin

Gross profit was US$43.2 million, an increase of 96.2% from US$22.0 million during the same quarter of 2012.

Gross margin was 95.4%, compared with 89.1% during the same quarter of 2012.

Operating Expenses

Operating expenses were US$35.2 million, representing an increase of 30.8% from US$26.9 million in the same quarter of 2012.

Sales and marketing expenses in the fourth quarter of 2013 were US$24.2 million, an increase of 34.7% from US$18.0 million in the same quarter of 2012. Within Sales and marketing expenses, the advertising expenses were US$6.6 million and US$4.4 million in the fourth quarter of 2013 and 2012, respectively. The increase in other sales and marketing expenses was primarily driven by increased salaries, benefits and commissions for the Company’s sales and customer service teams.

Research and development expenses during the fourth quarter of 2013 were US$6.9 million, an increase of 17.1% year-over-year from US$5.9 million in the same quarter of 2012. The increase was primarily due to increased personnel costs as a result of hiring additional research and development personnel for the development of new features and services.

General and administrative expenses in the fourth quarter of 2013 were US$4.1 million, an increase of 33.9% from US$3.1 million in the same quarter of 2012. The increase was primarily driven by share-based compensation cost as well as other various administrative related expenses.

Operating Income

Operating income was US$8.0 million in the fourth quarter of 2013 compared with an operating loss of US$4.9 million in the same quarter of 2012. Operating margin was 17.6% in the fourth quarter of 2013, compared with negative 19.9% in the same quarter of 2012.

Non-GAAP operating income was US$8.9 million in the fourth quarter of 2013 compared with non-GAAP operating loss of US$4.6 million in the same quarter of 2012. Non-GAAP operating margin was 19.7% in the fourth quarter of 2013 compared with non-GAAP operating margin of negative 18.7% in the same quarter of 2012.

Net Income

Net income was US$10.8 million in the fourth quarter of 2013, compared with a net loss of US$4.8 million in the same quarter of 2012. Net margin was 23.8% in the fourth quarter of 2013, compared with negative 19.4% in the same quarter of 2012.

Non-GAAP net income was US$11.7 million in the fourth quarter of 2013, compared with non-GAAP net loss of US$4.5 million in the same quarter of 2012. Non-GAAP net margin was 25.9% in the fourth quarter of 2013, compared with non-GAAP net margin of negative 18.2% in the same quarter of 2012.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.14 and US$0.13 respectively, compared with basic and diluted loss per ADS attributable to ordinary shareholders of US$0.34 during the same quarter of 2012.

Fiscal Year 2013 Financial Results

Revenues

Total revenues were US$145.7 million in fiscal year 2013, representing an increase of 67.3% from US$87.1 million in fiscal year 2012.

Membership revenues were US$85.7 million in fiscal year 2013, an increase of 78.9% from US$47.9 million in fiscal year 2012. The increase was primarily driven by the increase in the number of paying merchant members. The average quarterly paying merchant members during fiscal year 2013 was approximately 323,000, an increase of 72.7% from 187,000 in fiscal year 2012.

Online marketing services revenues were US$58.5 million in fiscal year 2013, an increase of 105.0% from US$28.5 million in fiscal year 2012. The increase in online marketing services revenues was primarily attributable to the bidding services and priority listings.

Revenues from other services, which were primarily related to group buying services were US$1.6 million in fiscal year 2013, a decrease of 85.4% from US$10.7 million in fiscal year 2012. The Company began significantly scaling back its group buying services in mid-2012.

Cost of Revenues

Cost of revenues was US$8.5 million in fiscal year 2013, a decrease of 18.6% from US$10.4 million during fiscal year 2012. The year-over-year decline in cost of revenues was primarily driven by the decrease in business tax. Effective on January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the VAT Pilot Program for certain industries in certain regions. Subsidiaries in different regions were affected at different times as the program was rolled out. Most of the Company’s entities were subject to the VAT as of December 31, 2013. The Company’s revenues from these cities became subject to the VAT instead of business tax following the implementation of the Pilot Program. Business tax is included in cost of revenues and revenues, while VAT is netted against revenues.

Gross Profit and Gross Margin

Gross profit was US$137.3 million in fiscal year 2013, an increase of 78.9% from US$76.7 million during fiscal year 2012.

Gross margin was 94.2% in fiscal year 2013, as compared to 88.1% during fiscal year 2012.

Operating Expenses

Operating expenses were US$122.7 million in fiscal year 2013, representing an increase of 13.6% from US$108.0 million in fiscal year 2012.

Sales and marketing expenses in fiscal year 2013 were US$84.5 million, an increase of 10.6% from US$76.4 million in fiscal year 2012. The advertising expenses were US$22.7 million and US$25.1 million in fiscal year 2013 and 2012, respectively. The decrease in advertising expenses was a result of optimizing our advertising strategies as well as our increasing brand equity. The increase in other sales and marketing expenses was primarily driven by increased salaries, benefits and commissions for the Company’s sales and customer services teams.

Research and development expenses during fiscal year 2013 were US$25.1 million, an increase of 36.1% year-over-year from US$18.5 million in fiscal year 2012. The increase was primarily due to increased salaries and employee benefits as a result of hiring additional research and development personnel for the development of new features and services.

General and administrative expenses in fiscal year 2013 were US$13.0 million, a slight decrease compared with US$13.1 million in fiscal year 2012 due to a decrease in bad debt expense related to group buying business, offset by an increase in personnel costs, including share-based compensations expenses.

Operating Income

Operating income was US$14.6 million in fiscal year 2013 compared with an operating loss of US$31.3 million in fiscal year 2012. Operating margin was 10.0% in fiscal year 2013, as compared to negative 35.9% in fiscal year 2012.

Non-GAAP operating income was US$17.5 million in fiscal year 2013, compared with non-GAAP operating loss of US$29.6 million in fiscal year 2012. Non-GAAP operating margin was 12.0% in fiscal year 2013 compared with non-GAAP operating margin of negative 34.0% in fiscal year 2012.

Net Income

Net income was US$19.6 million in fiscal year 2013, as compared to a net loss of US$30.4 million in fiscal year 2012. Net margin was 13.4% in fiscal year 2013, compared with negative 34.9% in fiscal year 2012.

Non-GAAP net income was US$22.4 million in fiscal year 2013, compared with non-GAAP net loss of US$28.7 million in fiscal year 2012. Non-GAAP net margin was 15.4% in fiscal year 2013, compared with non-GAAP net margin of negative 33.0% in fiscal year 2012.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.29 and US$0.27 respectively in fiscal year 2013, compared with basic and diluted loss per ADS attributable to ordinary shareholders of US$1.84 during fiscal year 2012.

Cash, Cash Equivalents and short-term investments

As of December 31, 2013, the Company had cash, cash equivalents, term deposits and short-term investment of US$311.1 million.

Business Outlook

Based on the Company’s current operations, total revenues for the first quarter of 2014 are expected to be between US$43 million and US$45 million, representing a year-over-year increase of 81% to 90%. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP net income margin by excluding share-based compensation expenses from operating profit and net income attributable to the Company’s shareholders, respectively.  The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results.  The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance.  These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on Friday, February 28, 2014 at 8:00 a.m. U.S. Eastern Standard Time (9:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-317-0790

U.S. Toll Free:	+1-877-870-4263

Hong Kong:	800-905945

China:	4001-201203

Passcode:	WUBA

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 a.m. U.S. Eastern Standard Time, March 7, 2014. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10041589

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://www.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	As of
	December 31, 2012	December 31, 2013

ASSETS
Current assets:
Cash and cash equivalents	10,669	60,494
Term deposits	—	152,190
Short-term investments	24,978	98,411
Accounts receivable	3,196	4,292
Amounts due from related parties	2,158	127
Prepayment and other current assets	6,296	8,983
Total current assets	47,297	324,497
Non-current assets:
Property and equipment, net	7,938	6,427
Intangible asset, net	75	65
Long-term prepaid expenses	1,146	2,352
Total non-current assets	9,159	8,844
Total assets	56,456	333,341
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	11,139	8,309
Deferred revenues	28,955	55,099
Customer advances and deposits	11,040	21,369
Taxes payable	1,877	2,264
Salary and welfare payable	12,413	17,962
Amounts due to related parties	—	6
Accrued expenses and other current liabilities	3,579	8,049
Total current liabilities	69,003	113,058
Total liabilities	69,003	113,058
Commitments and contingencies
Mezzanine equity
Series A Preference Shares	9,866	—
Series A-1 Preference Shares	12,435	—
Series B Preference Shares	55,509	—
Series B-1 Preference Shares	61,707	—
Total mezzanine equity	139,517	—
Shareholders’ equity/(deficit):
Ordinary shares	1	2
Additional paid-in capital	—	359,276
Accumulated (deficit)	(152,059)	(138,419)
Accumulated other comprehensive loss	(6)	(576)
Total shareholders’ equity/(deficit)	(152,064)	220,283
Total liabilities, mezzanine equity and shareholders’ equity	56,456	333,341

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share data and per share data, or otherwise noted)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2012	December 31, 2013

Revenues:
Membership	15,185	24,231	26,033	47,919	85,725
Online Marketing Services	8,773	17,114	18,913	28,509	58,457
Other Services	752	279	334	10,694	1,565
Total revenues	24,710	41,624	45,280	87,122	145,747
Cost of revenues(1)	2,693	2,303	2,074	10,406	8,471
Gross profit	22,017	39,321	43,206	76,716	137,276
Operating expenses(1):
Sales and marketing expenses	18,001	22,198	24,248	76,422	84,534
Research and development expenses	5,856	6,427	6,859	18,464	25,138
General and administrative expenses	3,070	3,411	4,110	13,088	12,983
Total operating expenses	26,927	32,036	35,217	107,974	122,655
(Loss)/ Income from operations	(4,910)	7,285	7,989	(31,258)	14,621
Other (expenses)/income:
Interest income	32	5	552	233	603
Investment and other (loss)/income, net	(1,138)	617	1,462	(355)	2,728
Foreign currency exchange income/(loss), net	145	63	327	(62)	548
Others, net	1,088	520	452	1,041	1,057
(Loss)/Income before tax	(4,783)	8,490	10,782	(30,401)	19,557
Income taxes benefits/(expenses)	—	—	—	—	—
Net (loss)/income	(4,783)	8,490	10,782	(30,401)	19,557
Accretions and income attributable to preference shareholders	(2,653)	(6,031)	(2,402)	(10,233)	(10,364)
Net (loss)/income attributable to ordinary shareholders	(7,436)	2,459	8,380	(40,634)	9,193
Net(loss)/income	(4,783)	8,490	10,782	(30,401)	19,557
Foreign currency translation adjustment, net of nil tax	(221)	73	(132)	(48)	(570)
Comprehensive (loss)/income	(5,004)	8,563	10,650	(30,449)	18,987
Net (loss)/income per ordinary share attributable to ordinary shareholders - basic	(0.17)	0.06	0.07	(0.92)	0.14
Net (loss)/income per ordinary share attributable to ordinary shareholders - diluted	(0.17)	0.05	0.06	(0.92)	0.13
Net (loss)/income per ADS attributable to ordinary shareholders - basic	(0.34)	0.11	0.14	(1.84)	0.29
Net (loss)/income per ADS attributable to ordinary shareholders - diluted	(0.34)	0.10	0.13	(1.84)	0.27
Weighted average number of ordinary shares used in computing basic earnings per share	44,245,388	44,245,388	121,496,920	44,245,388	63,717,007
Weighted average number of ordinary shares used in computing diluted earnings per share	44,245,388	49,516,222	129,709,221	44,245,388	69,159,524

Note:

(1)	Share-based compensation expense was allocated in cost of revenues and operating expenses as follows:

Cost of revenues	5	10	2	30	36
Sales and marketing expenses	35	152	75	270	445
Research and development expenses	80	318	252	489	996
General and administrative expenses	169	323	601	882	1,388

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, or otherwise noted)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2012	December 31, 2013

Cash flows from operating activities:
Net (loss)/income	(4,783)	8,490	10,782	(30,401)	19,557
Adjustments to reconcile net (loss)/income to net cash (used in) provided by operating activities:
Share-based compensation expenses	289	803	930	1,671	2,865
Depreciation and amortization expenses	1,216	1,194	1,157	3,879	4,657
Investment loss	1,265	—	—	1,000	—
Loss on disposal of property and equipment	1	—	—	67	—
Foreign currency exchange loss/(income), net	(145)	(63)	(327)	62	(548)
Changes in operating assets and liabilities:
Accounts receivable	502	(748)	361	(521)	(1,097)
Prepayment and other assets	1,144	(4)	(4,027)	1,356	(4,349)
Amounts due from related parties	(74)	(19)	206	(432)	2,031
Accounts payable	(1,787)	617	(1,124)	(9,129)	(2,647)
Deferred revenues	2,308	7,192	8,459	13,555	26,145
Customer advances and deposits	2,550	2,749	4,485	7,227	10,329
Salary and welfare payable	2,000	1,977	2,723	4,194	5,549
Taxes payable	92	235	177	780	387
Amounts due to related parties	1	—	(5)	(10)	5
Accrued expenses and other current liabilities	1053	409	1,777	1,974	3,420
Net cash (used in)/provided by operating activities	5,632	22,832	25,574	(4,728)	66,304

Cash flows from investing activities:
Purchase of property and equipment	(1,759)	(1,324)	(996)	(5,227)	(4,177)
Purchase of intangible assets	—	—	—	(28)	—
Placements of term deposits	—	—	(152,190)	—	(152,190)
Purchase of short-term investment	(47,784)	(100,940)	(160,909)	(212,753)	(397,266)
Proceeds from maturity of short-term investment	43,949	78,873	127,695	190,855	323,587
Net cash used in investing activities	(5,594)	(23,391)	(186,400)	(27,153)	(230,046)

Cash flows from financing activities:
Proceeds from exercise of stock options	184	267	—	253	557
Proceeds from shares issued in initial public offering	—	—	214,954	—	214,954
Payment for listing expenses	—	—	(2,168)	—	(2,168)
Net cash provided by financing activities	184	267	212,786	253	213,343

Effect of exchange rate changes on cash and cash equivalents	72	29	60	(14)	224
Net increase/(decrease) in cash and cash equivalents	294	(263)	52,020	(31,642)	49,825
Cash and cash equivalents at the beginning of the period	10,375	8,737	8,474	42,311	10,669
Cash and cash equivalents at the end of the period	10,669	8,474	60,494	10,669	60,494

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2012	December 31, 2013

GAAP operating (loss)/income	(4,910)	7,285	7,989	(31,258)	14,621
Share based compensation expenses	289	803	930	1,671	2,865
Non-GAAP operating (loss)/income	(4,621)	8,088	8,919	(29,587)	17,486

GAAP net (loss)/income	(4,783)	8,490	10,782	(30,401)	19,557
Share based compensation expenses	289	803	930	1,671	2,865
Non-GAAP net (loss)/income	(4,494)	9,293	11,712	(28,730)	22,422

GAAP operating margin	(19.9)%	17.5%	17.6%	(35.9)%	10.0%
Share based compensation expenses	1.2%	1.9%	2.1%	1.9%	2.0%
Non-GAAP operating margin	(18.7)%	19.4%	19.7%	(34.0)%	12.0%

GAAP net margin	(19.4)%	20.4%	23.8%	(34.9)%	13.4%
Share based compensation expenses	1.2%	1.9%	2.1%	1.9%	2.0%
Non-GAAP net margin	(18.2)%	22.3%	25.9%	(33.0)%	15.4%